NET SAVINGS LINK, INC.

BOARD OF DIRECTORS

CONSULTING SERVICES AGREEMENT

In Consideration of the mutual promises of the parties herein contained, the parties hereby agree as follows:

1. YUEN WONG, an individual, is possessed of certain unique skills and experience in business operations, planning, and management which is valuable to the Company; and

2. NET SAVINGS LINK, INC, Inc., a Colorado Corporation, wishes to retain the services of YUEN WONG as a member of its Board of Directors to provide consultation services in the operations of its business; and

3. YUEN WONG is willing to provide said services for the term described herein; THEREFORE

4. Effective the date of this agreement, YUEN WONG will perform services as a member of the Board of Directors for NET SAVINGS LINK, INC., on an as requested basis for a term of two (2) years beginning on the date of execution of this Agreement or until such time as YUEN WONG resigns from this position as a member of the Board of Directors, whichever shall happen first. In the event that YUEN WONG elects to resign from his position, his resignation shall be delivered in writing to the Company by electronic or regular mail or any other commercially reasonable method as determined by the laws of Wyoming.

5. NET SAVINGS LINK, INC., will pay YUEN WONG, on or before the last day of each month hereafter, Series B Preferred Stock of NET SAVINGS LINK, INC., with a value equivalent to one hundred thousand United States dollars ($100,000.00 USD) for each month that he serves on the Board of Directors as compensation for such service.

6. INDEPENDENT CONTRACTOR. YUEN WONG will provide services as an independent contractor and not as an employee of the Company or of any company affiliated with Company. He is not entitled to any medical coverage, life insurance, participation in the Company's saving plan, or other benefits afforded to the Company's regular employees (if any), or those of any affiliated companies. If the Company is required to pay or withhold any taxes or make any other payments with respect to fees payable to YUEN WONG, Mr. WONG will reimburse the Company in full for taxes paid, and/or permit the Company to make deductions for taxes required to be withheld from any sum due him.

Signed this 21st day of February, 2021.



YUEN WONG

JAMES TILTON, Chairman of the Board of Directors
NET SAVINGS LINK, INC.